Please read the attached instructions carefully before completing the Letter of Transmittal

INVICTUS MD STRATEGIES CORP.

LETTER OF TRANSMITTAL

SHAREHOLDERS OF INVICTUS MD STRATEGIES CORP.

This letter of transmittal is being provided in connection with an arrangement (the "Arrangement") by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Plan of Arrangement") approved at the annual general and special meeting held on October 18, 2018 (the "Meeting") of shareholders of Invictus MD Strategies Corp. ("Invictus") as described in the information circular of Invictus dated September 14, 2018 (the "Information Circular"). All capitalized terms not defined herein shall have the meanings ascribed to them in the Information Circular.

In accordance with the Plan of Arrangement, all of the common shares of Invictus ("Invictus Shares") will be exchanged for: (i) one new common share of Invictus having the special rights and restrictions set out in the Plan of Arrangement (a "New Invictus Share") and (ii) one common share of Poda Technologies Ltd (a "Poda Share").

Our records show that you are an Invictus Shareholder and you are therefore entitled to receive share certificates or DRS advice statements representing the New Invictus Shares and Poda Shares (collectively, the "Entitlement")in exchange for your Invictus Shares.

IMPORTANT NOTICE

In order to receive share certificates or DRS advice statements representing the Entitlement as described above, you must complete, sign and deliver this Letter of Transmittal and deliver the share certificate(s) and/or DRS advice statement(s) representing your Invictus Shares (the "Former Share Certificate(s)") to Computershare Investor Services Inc. ("Computershare") at the address provided under Instruction 7 in the attached instructions.

If you do not deliver your Letter of Transmittal and Former Share Certificate(s) to Computershare by the sixth anniversary of the Effective Date of the Arrangement, such Former Share Certificate(s) shall cease to represent a right or claim of any nature. See "Cancellation of Rights after Six Years" in the enclosed Instructions.

DIRECTION BY SHAREHOLDER

TO:	Invictus MD Strategies Corp.

AND TO:	Computershare Investor Services Inc.

The undersigned Invictus Shareholder hereby encloses and irrevocably deposits the following Invictus Shares held by the undersigned in exchange for the Entitlement:

Certificate Number(s)	Number of Invictus Shares Held	Registered in the Name of

The undersigned, by the execution of this Letter of Transmittal, hereby represents that: (a) the undersigned is the owner of the Invictus Shares represented by the Former Share Certificate(s) described above and delivered herewith; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the said Former Share Certificate(s), together with any other certificate(s) submitted with a separate Letter of Transmittal as required by the Instructions, represent all of the Invictus Shares owned by the undersigned; (d) the undersigned has full power and authority to deposit the Invictus Shares; and (e) the undersigned will not transfer or permit to be transferred any of the deposited Invictus Shares.

Unless otherwise indicated under the "Special Issuance Instructions" or "Special Delivery Instructions" on the following page (in which case payment or delivery should be made in accordance with those instructions), the share certificates representing the Entitlement issued in exchange for the Invictus Shares represented by the Former Share Certificate(s), will be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or, if no such address or delivery instructions are made, to the latest address recorded on Invictus' register of shareholders).

Signature guaranteed by:	SHAREHOLDER SIGNATURE
(if required under Instruction 1(d) or Instruction 7)

Authorized Signatory	Signature of Shareholder or Authorized Representative
(see Instruction 1(e))

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please
print or type)

	City	Province/State
Address of Guarantor (please print or type)
Postal/ZIP Code

	Tel (office) ___________________________	(home) ______________________________

	Social Insurance Number	Tax Identification
Number

Dated:________________________ , 20___

BLOCK A	BLOCK B
Special Issuance Instructions	Special Delivery Instructions

All share entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares issued to a different name or address, please complete BOX B and refer to Instructions 1(d) & 7	❏ Check box if same as existing registration (Default)

(Name)

❏ Issue shares in the following form	(Street number & Name)

❍ Certificate(s) ❍ DRS Advice	(City and Province/State)

❏ Mail shares/cheque to address on record (default)	(Country and Postal/Zip Code)

(Telephone number (Business Hours)
❏ Mail shares/cheque to a different address (must complete block b)
(Social insurance/Security number)

* If this name or address is different from your
registration, please provide supporting transfer
requirements (See instructions 1(d) & 7)

BLOCK C
❏	Check here if the share certificates for the Entitlement are to be held for pick-up at the office of Computershare at which this Letter of Transmittal is deposited.

BLOCK D
All Invictus Shareholders must place an "X" in the applicable box below.

❏ The Invictus Shareholder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

❏ The Invictus Shareholder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

For the definitions of "U.S. Person" and "United States", See instruction 6.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

Send or deliver the Former Share Certificate(s) and this Letter of Transmittal duly completed and signed to Computershare at the office listed under Instruction 7. You may choose which method of delivery to Computershare to use, however it is at your risk and if mail is used, registered mail is recommended.

(b)

If the Former Share Certificate(s) are registered in different names or addresses, you must submit separate Letters of Transmittal for each different registration or account. If such certificate(s) represent joint ownership, all joint owners must sign this Letter of Transmittal.

(c)	The signature on the Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever.

(d)

Former Share Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(e)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f)	Invictus reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received.

(g)	Each registered shareholder is entitled, without charge, to have issued to him share certificates for the Entitlement for each Former Share Certificate surrendered.

2.	Entitlement

Holders of Invictus Shares are entitled to be issued, in exchange for each Invictus Share: (i) one new common share of Invictus having the special rights and restrictions set out in the Plan of Arrangement; and (ii) one common share of Poda Technologies Ltd.

3.	Cancellation of Rights after Six Years

If you fail to deliver and surrender to Computershare the Former Share Certificate(s) together with a duly executed and completed Letter of Transmittal and other required documents, then on the close of business on the sixth anniversary of the Effective Date, such Former Share Certificate(s) shall cease to represent a right or claim of any kind or nature and the Invictus Shares to which are you entitled under the Arrangement shall be deemed to be surrendered to Invictus together with all dividends or distributions thereon declared or held for such holder and shall be and remain the sole property of Invictus.

4.	Lost Former Share Certificates

If a Former Share Certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

5.	Special Issuance and Delivery Instructions

The boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions", as applicable, should be completed if the share certificates or DRS advice statements for the Entitlement to be issued pursuant to the Plan of Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; or (b) sent to someone other than the person signing the Letter of Transmittal or to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature. The signature of the registered holder must be guaranteed by an Eligible Institution or in some other manner satisfactory to Computershare. The box entitled "Instructions to Hold for PickUp" must be completed if pick-up at the Computershare office is desired.

6.	U.S. Persons

Each Invictus Shareholder must indicate in Block D whether it is a U.S. Person, a person in the United States or a person acting for the account or benefit of a U.S. Person or a person in the United States. The term "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia. The term "U.S. Person" is as defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"). Without limiting the foregoing, a U.S. Person includes, subject to the exceptions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (iv) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (v) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States, and (vi) any partnership or corporation formed under the laws of a non-U.S. jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under the 1933 Act) that are not natural persons, estates or trusts.

7.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all Former Share Certificates, additional certificate numbers and number of Invictus Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If the Invictus Shares are registered in different forms (e.g., "John Doe" or "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.

COMPUTERSHARE INVESTOR SERVICES INC.

The office of the Depositary is:

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier to the attention of Corporate Actions as follows:

Toronto:

100 University Ave.
8th Floor
Toronto, Ontario
M5J 2Y1

Inquiries

Toll Free: 1-800- 564-6253 (North America)
Phone: 1-514-982-7555 (Overseas)
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Invictus Shares to Computershare Investor Services Inc. at the telephone number and location set out above.